September 24, 2009
VIA EDGAR
Mr. Patrick Gilmore
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

RE:	DealerTrack Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 24, 2009 File No. 000-51653
Dear Mr. Gilmore:
This letter sets forth the responses of DealerTrack Holdings, Inc (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filing, as set forth in your letter dated September 11, 2009 addressed to Mark F. O’Neil, Chief Executive Officer of the Company.
In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Amendment No. 2 to the 10-K (“Amendment No. 2”) is being filed on behalf of the Company with the Commission as of the date hereof. The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2. The Staff’s comments are set forth below in bold, followed by the Registrant’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Report of Independent Public Accounting Firm, page 53
1. We note that the audit report is dated February 24, 2008; however, the date of the report referenced in the auditor’s consent is February 24, 2009. Please file an amended Form 10-K which includes an appropriately dated audit report.
RESPONSE: The Company has revised the date in the audit report to the correct date of February 24, 2009. Please refer to page 3 of Amendment No. 2 for the corrected disclosure.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill, Other Intangibles and Long-lived Assets, page 63
2. In your MD&A, you indicate that the decrease in the number of lending relationships between financing sources and automobile dealers and the continual decline in vehicle sales have meaningfully impacted your transaction volume. Coupled with the decrease in the number of dealers within your network and the decrease in revenues in the third and fourth quarters of 2008, please describe for us how these circumstances impacted your impairment analysis for intangible assets as of December 31, 2008.
RESPONSE:
Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter. The evaluation of impairment involves comparing the current estimated fair value of our reporting unit to the recorded value, including goodwill. We estimate the fair value of our reporting unit primarily using a market capitalization approach as well as our outlook of the business. The results of our most recent annual assessment performed on October 1, 2008 did not indicate any impairment of our goodwill.
Subsequent to our October 1, 2008 goodwill impairment test, our market capitalization was impacted by the volatility in the U.S equity markets. For twelve trading days between October 24, 2008 and November 24, 2008, the day of January 21, 2009 and for six trading days between March 3, 2009 and March 10, 2009, our market capitalization was approximately 5% or less below the approximately $400 million carrying value of our consolidated net assets, as of October 1, 2008. The periods between October 24, 2008 to November 24, 2008 and March 3, 2009 to March 10, 2009 coincided with the overall stock market’s low periods for 2008 and 2009, respectively.

Despite the fact that our market capitalization traded below our book value for a brief period of time, our belief, as of December 31, 2008, was that there had not been an impairment based on the limited duration and depth of the market decline. In addition, there was no factoring of an implied control premium. As of December 31, 2008, our market capitalization was approximately $475 million compared to our book value, including goodwill, of approximately $396 million. As of June 30, 2009, our market capitalization was approximately $680 million compared to our book value, including goodwill, of approximately $410 million.
We evaluate our long-lived assets, including finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Intangible asset impairments are assessed whenever changes in circumstances could indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related asset group is written down to estimated fair market value.
Our process for assessing potential triggering events may include, but is not limited to:
•	identifying any sustained decline in the company’s stock price below book value;

•	assessing results of our goodwill impairment test;

•	sales and operating trends affecting products and groupings;

•	the impact on current and future operating results related to industry statistics including fluctuation of lending relationships between financing sources and automobile dealers, actual and projected annual vehicle sales, and the number of dealers within our network;

•	loss of key acquired customer relationships; and

•	changes to or obsolescence of acquired technology, data, and trademarks.
We also evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period.
As of June 30, 2009 and December 31, 2008, our finite-lived intangible asset impairment analysis involved all asset groupings that have associated acquired intangible assets and we believe represents the lowest level of largely independent identifiable cash flows. For each asset group, we followed the assessment outlined above and specifically evaluated current and future operating expectations as it relates to revenue and EBITDA, as adjusted for certain items. As discussed in Note 7 of our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on February 24, 2009, our assessment revealed an impairment during the fourth quarter of 2008, during which we recorded an impairment of an intangible asset of approximately $1.9 million. The impairment was related to a specific event and not to the current or expected performance of the asset group.

As noted in your comment, while there were unfavorable impacts on some of our key performance indicators during 2008 that impacted year on year comparisons, we did not believe there to be a triggering event that would have required a full assessment as to the recoverability of our long-lived assets, including finite-lived intangible asset balances. The negative trends identified in your comment, and noted in our MD&A, primarily impact the transaction services revenue associated with two asset groupings Sales, Compliance and Inventory Solutions (SCIS) and Canadian asset groupings. Despite the adverse effect the credit markets and automobile sales had on our transaction volume and related transaction services revenue, these groups generate and continue to generate sufficient EBITDA even in an environment of volatile financial markets and global economic slowdown. We maintain a positive outlook on both the SCIS and Canadian asset groupings, and believe we will continue to generate sufficient cash flows from operations in both the short and long-term.
3. As a related matter, please provide us with your updated analysis as of June 30, 2009.
RESPONSE: Please refer to response number 2, as it addresses our impairment analysis for goodwill and intangible assets as of June 30, 2009 and December 31, 2008.
If you have any questions in connection with our responses to your comments, please feel free to call me at (516) 734-3606.
/s/ Eric D. Jacobs
Eric D. Jacobs
Senior Vice President, Chief Financial and Administrative Officer